Exhibit 99.1

MY to Present at 2015 CICC U.S. Conference

ZHONGSHAN, China, Apr. 15, 2015 /PRNewswire/ — China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang” or the “Company”), a leading wind energy solution provider in China, is pleased to announce that the Company will be attending the 2015 China International Capital Corporation Limited (“CICC”) U.S. Conference held in New York on April 20 to April 22, 2015. Ming Yang’s CFO, Mr. Ricky Ng, will be in attendance as a panelist on the CICC Clean Energy Panel on April 22, 2015, Earth Day, which is founded to remind people to support clean energy, and Ricky will share his insights regarding the investment opportunities in China’s wind energy sector in terms of both technology and financial innovations. The conference will also feature prominent speakers such as Mr. Jonathan Silver, Former Director, Loan Program Office, U.S. Department of Energy and Dr. Henry A Kissinger, Former U.S. Secretary of State.

Ming Yang will also host a reception in New York on April 20, 2015. Investors who are interested in attending the CICC Investment Forum and separate one-on-one meeting with representatives of Ming Yang should contact,

Yang Hu

China Ming Yang Wind Power Group Limited

+1(646) 454-8640

hu.yang@mywind-us.com

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,”

“anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Johnson Zhang

+86-760-2813-8898

+1(646) 454-8640

ir@mywind.com.cn

http://ir.mywind.com.cn